IMS Agreement – Schedule – ETF I

Schedule A

As of June 20, 2018

Fund	Agreement Adoption Date and Schedule A Effective Date	Assets (millions)	Management Fee Rate
Columbia Diversified Fixed Income Allocation ETF	Agreement adopted as of September 20, 2017 and Schedule A effective as of September 20, 2017	All	0.28	%(1)

Columbia Multi-Sector Municipal Income ETF	Agreement adopted as of June 20, 2018 and Schedule A effective as of June 20, 2018	All	0.28	%(1)

Columbia Sustainable Global Equity Income ETF	Agreement adopted as of April 19, 2016 and Schedule A effective as of April 19, 2016	All	0.40	%(1)

Columbia Sustainable International Equity Income ETF	Agreement adopted as of April 19, 2016 and Schedule A effective as of April 19, 2016	All	0.45	%(1)

Columbia Sustainable U.S. Equity Income ETF	Agreement adopted as of April 19, 2016 and Schedule A effective as of April 19, 2016	All	0.35	%(1)

(1)	Fee is a “unitary fee” pursuant to which the Investment Manager pays the operating costs and expenses of the Fund other than the following expenses (which will be paid by the Fund): taxes; interest incurred on borrowing by the Fund, if any; brokerage fees and commissions, interest and fee expense related to the Fund’s participation in inverse floater structures and any other portfolio transaction expenses; infrequent and/or unusual expenses, including without limitation litigation expenses; distribution and/or service fees; expenses incurred in connection with lending securities; and any other expenses approved by the Board.

IN WITNESS THEREOF, the parties hereto have executed the foregoing Schedule A as of June 20, 2018.

COLUMBIA ETF TRUST I

By:	/s/ Christopher O. Petersen
	Name:	Christopher O. Petersen
	Title:	President

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

By:	/s/ Amy K. Johnson
	Name:	Amy K. Johnson
	Title:	Global Head of Operations